SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF nº 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-Held Company

MINUTES OF THE FISCAL COUNCIL MEETING
HELD ON JANUARY 9, 2017

1. Date, time and place. January 9, 2017, at 10 a.m., at Gafisa S.A.’s headquarters (“Company”), at Avenida das Nações Unidas 8.501, 19º andar, City and State of São Paulo.

2. Call Notice and Attendance. As all members of the Company’s Fiscal Council attended the meeting, the summoning was dismissed and the instatement and approval of the quorum were verified. Also present representatives of the Company for any clarification needed. As secretary of the Fiscal Council was Ms. Renata de Carvalho Fidale.

3. Resolutions unanimously taken amongst attending members, without any restrictions: The Fiscal Council, in the exercise of its duties pursuant to item III of Article 163 of Law No. 6,404/76 and, within the scope of its authority, issued its favorable opinion on the approval at the Company’s Extraordinary Shareholders’ Meeting of reduction of the Company’s capital stock in the total amount of R$219,510,000.00, resulting in a reduction from R$2,740,661,187.74 to R$2,521,151,187.74, without cancellation of shares, pursuant to Article 173 of Law No. 6,404/76, for being deemed as excessive in relation to the Company’s purpose, with the delivery to the Company’s shareholders, at the proportion of their equity interest in the Company’s capital stock, of 27,000,000 common shares representing 50% of the capital stock of Construtora Tenda S.A., a publicly-held company enrolled with the Corporate Taxpayer’s ID (CNPJ/MF) nº 71.476.527/0001-35, Company Registry (NIRE) 35.300.348.206, and issued its opinion as per Exhibit I  attached hereto.

4. Closing: With no further matters to be discussed, the meeting was adjourned to draw up these minutes, which were read, approved and signed by all Fiscal Council members. Signatures: Renata de Carvalho Fidale, Secretary. Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Laiza Fabiola Martins de Santa Rosa.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

1

EXHIBIT I

FISCAL COUNCIL OPINION

The effective members of the Company’s Fiscal Council, in the exercise of their duties pursuant tp item III of Article 163 of Law No. 6,404/76 and, within the scope of its authority, analyzed the proposal to reduce the Company’s capital stock in the total amount of R$219,510,000.00, resulting in a reduction from R$2,740,661,187.74 to R$2,521,151,187.74, without cancellation of shares, pursuant to Article 173 of Law No. 6,404/76, for being deemed as excessive in relation to the Company’s purpose, with the delivery to the Company’s shareholders, at the proportion of their equity interest in the Company’s capital stock, of 27,000,000 common shares representing 50% of the capital stock of Construtora Tenda S.A., a publicly-held company enrolled with the Corporate Taxpayer’s ID (CNPJ/MF) nº 71.476.527/0001-35, Company Registry (NIRE) 35.300.348.206 (“Reduction of Capital Stock”), issued their favorable opinion for the approval of the Reduction of Capital Stock by the Company’s shareholders convened at the Extraordinary Shareholders’ Meeting, under the terms of the Management Proposal.

The Fiscal Council Opinion was executed by Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Laiza Fabiola Martins de Santa Rosa. I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, January 9, 2017.

Renata de Carvalho Fidale

Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 9, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer